UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 15, 2025, InterCure Ltd. (dba Canndoc) (the “Company”) became aware that the Bazelet group of companies, a leading producer of cannabis oil (“Bazelet”), has initiated restructuring proceedings before the Israeli District Court, including an application for a temporary stay of proceedings.

Bazelet is a service provider of the Company for production, EU-GMP-certified export, and distribution services in the Israeli market. In addition, Bazelet purchases raw materials and products from the Company from time to time.

The Company holds checks issued by Bazelet in an aggregate amount of approximately NIS 27 million, which remain outstanding during the stay of proceedings.

The Company is monitoring developments in this matter and reviewing the relevant court filings, and, in accordance with the instruction of the Company’s Board of Directors, plans to pursue appropriate legal actions to protect and preserve its rights and interests, and is evaluating collaboration with an additional packaging facility.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements may include, but are not limited to, the status of Bazelet’s restructuring proceedings, the evaluation of alternative service providers and the Company’s plans to pursue legal actions, as well as statements, other than historical facts, that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: the outcome of Bazelet’s restructuring, the availability of alternative service providers, changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: December 18, 2025	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer